Via Facsimile and U.S. Mail
Mail Stop 6010


      August 29, 2005


Jean-Luc Berger
President and Chief Executive Officer
Kyto Biopharma, Inc.
41A Avenue Road
Toronto, Canada M5R 2G3

Re:	Kyto Biopharma, Inc.
	Form 10-KSB for the Year Ended March 31, 2005
      Filed June 29, 2004
	File No. 000-50390

Dear Mr. Berger:

	We have reviewed your filings and have the following comment. Where indicated, we think you should revise your documents in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

General
1. Please include the information required by Item 406 of Regulation
S-B regarding a code of ethics.  See Item 9 of Form 10-KSB.

Business of the Issuer
2. Revise the product candidate tables on pages 3 and 8 to indicate whether the candidate is in the preclinical stage of development or the clinical stage of development. If it is in a clinical stage of development, indicate whether an IND has been filed and if it is in phase I, II, II or IV of clinical trials.
3. On page 5 you refer to "existing relationships with other parties." Please revise to describe these relationships. If you are substantially dependent on agreements with these parties, the material terms of the agreements must be described in the filing and the agreements must be filed as exhibits.
4. Disclose the material terms of your agreements with NYU and the Research Foundation of the State University of New York including:

* Amounts received to date;
* Aggregate amount of potential milestone payments;
* Each party`s obligations under the agreement;
* Existence of revenue sharing or royalty arrangements; and
* Expiration and termination provisions.
5. File the agreements with NYU and the Research Foundation of the State University of New York as exhibits.
6. Please explain the term "time-limiting project milestones."
7. We note your statement on page 8 that you are focusing your financial resources on the development of your monoclonal antibodies and preclinical development of paclitaxel. Please revise to clarify whether any research or development activities relating to your other product candidates were conducted during the year ended March 31, 2005.
8. On page 8 you state that you are a co-assignee on the issued and pending patents along with different universities. Are there any universities, other than NYU and the State University of New York that you co-own patents with? If there are, please revise to disclose this information and describe the terms of your agreements with these universities. If you are substantially dependent on your agreements with these universities, please file the agreements as exhibits.
Management`s Discussion and Analysis or Plan of Operations
9. We note that you incurred $1,406,250 in consulting expenses during the year ended March 31, 2005. Please revise to describe the nature of the consulting expenses and whether you expect to continue to incur similar expenses in the upcoming year. We note the disclosure in the footnotes to the financial statements that the expense is related to a services agreement to generate and increase customer interest in your products and technologies. Given that you currently do not have any products that are commercially available, please explain the meaning of the statement and provide a more specific description of the services you received. Also, provide us with an analysis supporting your determination that the agreement is not required to be filed.

Signatures Page

10. We note the filing does not include the signature of your controller or principal accounting officer. In future filings of your Form 10-KSB, please include this signature. If Jean-Luc Berger also serves as the controller or principal accounting officer, his signature should be captioned as such. See General Instruction C.2 to Form 10-KSB.

Exhibits

11. Please file your services agreement with Gerard Serfati as an exhibit. You may incorporate the exhibit by reference to the exhibit filed with your Form S-8 but it must be included in the exhibit index with disclosure indicating that it is incorporated by reference and when it was filed.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jim Peklenk at (202) 551-3661 or Oscar Young at
(202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

Jean-Luc Berger
Kyto Biopharma, Inc.
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